Exhibit 99.2

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS IN IFRS 2Q23 HIGHLIGHTS | IFRS (BRL) São Paulo, August 14 , 2023 – JBS S . A . (B 3 : JBSS 3 ; OTCQX : JBSAY), announces today its 2 Q 23 results . The comments made herein are in Brazilian Reais , in accordance with international accounting standards (IFRS), unless otherwise specified . JBS (JBSS3) Price on 14.08.2023 R$19.38 Market Cap on 08.14.2023 R$43.0 Billion Total Shares : 2.218.116.370 Conference Call JBS S.A. & JBS USA Tuesday 15.08.2023 Portuguese 9h BRT | 08h EST English 11h BRT | 10h EST Dial - in Brazil : +55 11 3181 - 8565 +55 11 4090 - 1621 International : +1 844 204 - 8942 +1 412 717 - 9627 IR Contacts Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Narihisa ri_ir@jbs.com.br JBS BEEF NORTH AMERICA Net Sales : R $ 28 . 8 bi (+ 5 . 9 % y/y) Adjusted EBITDA : R $ 433 mi ( - 85 . 8 % y/y) Adjusted EBITDA Margin : 1 . 5% ( - 9 . 7 p . p . y/y) JBS USA PORK Net Sales : R $ 8 . 8 bi ( - 15 . 3 % y/y) Adjusted EBITDA : R $ 386 mi ( - 43 . 2 % y/y) Adjusted EBITDA Margin : 4 . 4% ( - 2 . 2 p . p . y/y) PPC Net Sales : R $ 21 . 3 bi ( - 6 . 4 % y/y) Adjusted EBITDA : R $ 1 . 9 bi ( - 48 . 9 % y/y) Adjusted EBITDA Margin : 8 . 7% ( - 7 . 2 p . p . y/y) SEARA Net Sales : R $ 10 . 3 bi ( - 3 . 5 % y/y) Adjusted EBITDA : R $ 420 mi ( - 72 . 1 % y/y) Adjusted EBITDA Margin : 4 . 1% ( - 10 . 0 p . p . y/y) JBS BRASIL Net Sales : R $ 14 . 0 bi ( - 0 . 9 % y/y) Adjusted EBITDA : R $ 676 mi ( - 15 . 9 % y/y) Adjusted EBITDA Margin : 4 . 8% ( - 0 . 9 p . p . y/y) JBS AUSTRALIA Net Sales : R $ 7 . 5 bi ( - 9 . 3 % y/y) Adjusted EBITDA : R $ 710 mi ( - 0 . 3 % y/y) Adjusted EBITDA Margin : 9 . 5% (+ 0 . 9 p . p . y/y) • Net Sales : R $ 89 . 4 bi ( - 3 . 0 % y/y) • Adjusted EBITDA : R $ 4 . 5 bi ( - 56 . 9 % y/y) • Adjusted EBITDA Margin : 5 . 0% ( - 6 . 2 p . p . y/y) • Net Loss : R $ 263 . 6 mi JBS ENDS 2Q23 WITH NET REVENUE OF R$89 BILLION AND EBITDA OF R$4.5 BILLION • Announcement of the dual listing plan in Brazil (B 3 ) and in the US (New York Stock Exchange) with the aim of increasing the Company’s market value , attracting a wider range of investors , and expanding the investment capacity . • JBS obtained with the SEC ( Securities and Exchange Commission ) the effectiveness to register its eleven senior notes . • Payment of interim dividends in the amount of R $ 2 . 2 billion , corresponding to R $ 1 per share , that may be netted against mandatory minimum dividends for the fiscal year ending December 31 , 2023 .

Facing a situation of increased supply of poultry in the global market and tighter margins in the beef business in the United States, in the second quarter we executed a series of measures aiming to increase the efficiency of our businesses in Brazil and the United States . These initiatives have already started to have an effect on our operations, as shown by the improvement of our margins, reinforcing our belief that we should focus on what we control to achieve superior financial performance in challenging scenarios like the current one for the global protein industry . In the coming months, we also see a scenario of a more balanced poultry supply, with potential positive impacts on sector prices, and we are already capturing the decrease in corn prices in our cost structure, a situation that also benefits our pork business . The results in Australia show an improvement in the cattle supply cycle, which is reflected in the increase of our margin in the region, reaching 9 . 5% . In Brazil, in the beef segment, the consistent work to expand sales of higher value - added products, strengthening of partnerships with suppliers and customers, increasing domestic market demand, and opening of new foreign markets reinforce our perception of a positive situation for the upcoming quarters . In the United States, the challenges for beef will continue . Even with market challenges, investing in the expansion of our operations and distributing R $ 2 . 2 billion in dividends, we kept our net dollar debt stable compared to the first quarter of 2023 . We are prepared to navigate the current scenario safely, having extended the average term of our debts, increased liquidity and reduced the cost of our debt . These factors also reinforce our view that JBS has a unique position in the global protein industry, and we believe we have not yet captured all the value this platform offers . Therefore, we understand that our dual listing proposal, announced this quarter, is a transformational move to build the company's new growth avenues . Our dual listing strategy will give us more flexibility to finance our growth and de - leverage, in addition to reducing capital costs . We will have access to a broader investor base, with great financial capacity, favoring the unlocking of value of our shares and expanding our investment capacity . With the registration of our bonds in the United States, we are already a company regulated by the Securities and Exchange Commission (SEC) and will also disclose our financial results in dollars . This is aligned with our investors ´ wishes for an easier comparison of our performance against our global peers . It also more accurately represents the company's operational framework, given that a significant portion of our revenue is in dollars . As JBS celebrates its 70 th anniversary, we look to the future with confidence that our global platform, coupled with our culture and strong team, will allow us to continue generating value for our stakeholders, and create opportunities for both the communities where we operate and our more than 260 , 000 employees around the world . Gilberto Tomazoni, CEO Global JBS 2 MESSAGE FROM THE CEO The results of this second quarter of 2023 once again demonstrated the strength of our diversified global platform and our ability and agility to implement operational management measures to improve our commercial and industrial performance, even in an adverse scenario . Our promising prospects for 2023 have begun to materialize . Although the global context remains challenging for the protein sector, we have confidence that we have started a gradual recovery of our margins .

3 2Q23 CONSOLIDATED HIGHLIGHTS Note: graphs in millions 2Q22 2Q23 2T22 2T23 NET REVENUE 92,191 89,383 2Q22 2Q23 10,363 4,470 11.2% 5.0% 2Q22 2Q23 ADJUSTED EBITDA NET LOSS 3,952 - 264 380 1,813 2Q22 2Q23 FREE CASH FLOW R$89.4Bn - R$263.6Mn R$4.5Bn R$1.8Bn

NET REVENUE ADJUSTED EBITDA 4 2Q23 CONSOLIDATED RESULTS CONSOLIDATED NET REVENUE In 2 Q 23 , JBS recorded consolidated net revenue of R $ 89 . 4 billion , which represents a decrease of 3 % compared to 2 Q 22 . For the period , approximately 74 % of JBS global sales were made in the domestic markets in which the company operates and 26 % through exports . In the last 12 months , net revenue reached R $ 367 . 9 billion (US $ 71 . 3 billion ) . In 2 Q 23 , JBS adjusted EBITDA was R $ 4 . 5 billion , a decrease of 57% , compared to a very strong EBITDA disclosed in 2 Q 22 , but there was also an important improvement compared to the last quarter . Adjusted EBITDA margin was 5 . 0 % in the quarter . In the last 12 months , adjusted EBITDA reached R $ 20 . 8 billion (US $ 4 . 0 billion ), with an adjusted EBITDA margin of 5 . 6% . * Value Net of PIS/COFINS R$ Million 2Q23 1Q23 ∆% 2Q22 ∆% LTM 2Q23 Net income for the period (including minority interest) (198.2) (1,429.5) - 4,284.1 - 4,850.7 Financial income (expense), net 1,667.9 1,554.1 7.3% 2,512.2 -33.6% 6,852.0 Current and deferred income taxes 70.1 (719.4) - 922.5 -92.4% (1,263.4) Depreciation and amortization 2,657.5 2,592.8 2.5% 2,353.9 12.9% 10,314.2 Equity in subsidiaries (15.0) (14.4) 4.1% (20.9) -28.1% (53.9) (=) EBITDA 4,182.3 1,983.6 110.8% 10,051.8 -58.4% 20,699.6 Other income / expenses 170.9 42.7 300.6% 33.8 405.9% 76.7 PPC Insurance Indemnity 0.0 (99.1) - 0.0 - (99.1) PPC Europe Reestructuring 0.0 41.7 - 0.0 - 41.7 Impairment Europe Assets 4.5 108.2 -95.8% 0.0 - 112.7 Net indemnity J&F* 0.0 0.0 - 0.0 - (492.9) Antitrust Agreements 89.1 71.2 25.2% 238.6 -62.6% 349.3 Fund for the Amazon 0.0 0.0 - 0.0 - 2.5 Donations and social projects 23.1 14.2 62.5% 39.2 -41.2% 62.2 (=) Adjusted EBITDA 4,470.0 2,162.4 106.7% 10,363.4 -56.9% 20,752.6 ∆% ∆% R$ Million R$ % NR R$ % NR 2Q23 vs 1Q23 R$ % NR 2Q23 vs 2Q22 R$ % NR Net Revenue 89,382.6 100.0% 86,683.7 100.0% 3.1% 92,191.4 100.0% -3.0% 367,860.0 100.0% Cost of Goods Sold (79,495.2) -88.9% (79,069.6) -91.2% 0.5% (76,002.9) -82.4% 4.6% (323,434.5) -87.9% Gross Profit 9,887.5 11.1% 7,614.2 8.8% 29.9% 16,188.5 17.6% -38.9% 44,425.6 12.1% Selling Expenses (5,678.7) -6.4% (5,775.3) -6.7% -1.7% (5,709.4) -6.2% -0.5% (24,174.9) -6.6% General and Adm. Expenses (2,529.3) -2.8% (2,670.8) -3.1% -5.3% (2,773.6) -3.0% -8.8% (11,080.0) -3.0% Net Financial Income (expense) (1,667.9) -1.9% (1,554.1) -1.8% 7.3% (2,512.2) -2.7% -33.6% (6,852.0) -1.9% Equity in earnings of subsidiaries 15.0 0.0% 14.4 0.0% 4.1% 20.9 0.0% -28.1% 53.9 0.0% Other Income (expense) (154.6) -0.2% 222.8 0.3% - (7.7) 0.0% 1912.7% 1,214.7 0.3% Profit (loss) before taxes (128.1) -0.1% (2,148.9) -2.5% -94.0% 5,206.5 5.6% - 3,587.2 1.0% Income and social contribution taxes (70.1) -0.1% 719.4 0.8% - (922.5) -1.0% -92.4% 1,263.4 0.3% Minority interest (65.5) -0.1% (23.1) 0.0% 183.3% (331.8) -0.4% -80.3% (203.6) -0.1% Net Income (Loss) (263.6) -0.3% (1,452.6) -1.7% -81.9% 3,952.3 4.3% -106.7% 4,647.1 1.3% Adjusted EBITDA 4,470.0 5.0% 2,162.4 2.5% 106.7% 10,363.4 11.2% -56.9% 20,752.6 5.6% Earnings per Share n.m. n.m. - 1.78 - 2.10 2Q23 1Q23 2Q22 LTM 2Q23

5 NET RESULT CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES 2Q23 CONSOLIDATED RESULTS NET FINANCIAL RESULTS ¹ ¹Includes the interest expenses from loans and financings which are included in the interest expense and interest income line s . In 2 Q 23 , JBS recorded a net loss of R $ 263 . 6 million . In 2 Q 23 , net debt financial expense was R $ 1 . 3 billion (US $ 265 million ) . In 2 Q 23 , cash flow from operating activities was R $ 5 . 3 billion , an important evolution when compared to the previous quarter . Free cash flow , after adding property , plant and equipment , interest paid and received , was R $ 1 . 8 billion , highlighting the improvement of the working capital of US $ 355 million , mainly due to the reduction in inventories and the improvement in accounts receivable . In 2 Q 23 , the total amount of cash flow from JBS investment activities was R $ 1 . 8 billion , with the main investment being the addition of fixed assets (CAPEX) in the amount of R $ 2 billion in the quarter . R$ Million 2Q23 1Q23 ∆% 2Q22 ∆% LTM 2T23 Exchange rate variation 16.7 280.2 -94.0% (503.0) - 354.5 Fair value adjustments on derivatives 75.2 (76.5) - (41.7) - (546.8) Interest expense¹ (2,092.2) (2,052.6) 1.9% (1,709.4) 22.4% (7,785.7) Interest income¹ 394.2 351.3 12.2% 313.1 25.9% 1,557.5 Taxes, contribution, fees and others (61.8) (56.4) 9.4% (571.3) -89.2% (431.6) Finance income (expense) (1,667.9) (1,554.1) 7.3% (2,512.2) -33.6% (6,852.0) Interest expenses from loans and financings (1,409.4) (1,457.9) -3.3% (1,175.4) 19.9% (5,313.9) Interest income from investments 98.4 90.7 8.4% 90.9 8.2% 380.1 Net debt financial expense¹ (1,311.0) (1,367.2) -4.1% (1,084.4) 20.9% (4,933.9)

6 NET DEBT BRIDGE Net debt showed a slight increase of US $ 168 million , despite the dividends payment in the amount of US $ 448 million , maintenance of the capex plan at US $ 394 million ; and accrued interest of US $ 263 million . These amounts were offset by an adjusted EBITDA of US $ 903 million , and an improvement in working capital of US $ 355 million , as shown in the graph above . INDEBTEDNESS (US$ million ) 3.16x (903) 4.15x 2Q23 CONSOLIDATED RESULTS JBS ended the quarter with R $ 13 . 5 billion in cash and has US $ 3 . 3 billion available in revolving credit lines , without guarantees , of which US $ 2 . 9 billion is at the JBS USA level and US $ 450 million at JBS Brazil, equivalent to R $ 15 . 9 billion at the closing exchange rate for the period . Therefore , the Company’s total availabilitiy is R $ 29 . 4 billion . At the close of 2 Q 23 , net debt stood at US $ 16 . 7 billion (R $ 80 . 3 billion ) an increase of US $ 168 million or 1 % when compared to the closing of 1 Q 23 . JBS ended the quarter with a leverage of 3 . 87 x in Reais and 4 . 15 x in dollars given the reduction in EBITDA for the period . 2Q23 1Q23 ∆% 2Q22 ∆% 2Q23 1Q23 ∆% 2Q22 ∆% Gross Debt 93,799.0 92,710.8 1.2% 97,415.5 -3.7% 19,463.6 18,248.7 6.7% 18,597.8 4.7% (+) Short Term Debt 10,685.6 10,034.5 6.5% 12,711.3 -15.9% 2,217.3 1,975.1 12.3% 2,426.7 -8.6% % of the Gross Debt 11.4% 10.8% 13.0% 11.4% 10.8% 13.0% (+) Long Term Debt 83,113.4 82,676.3 0.5% 84,704.3 -1.9% 17,246.3 16,273.6 6.0% 16,171.1 6.6% % of the Gross Debt 88.6% 89.2% 87.0% 88.6% 89.2% 87.0% (-) Cash and Equivalents 13,548.7 8,964.7 51.1% 19,330.4 -29.9% 2,811.4 1,764.6 59.3% 3,690.4 -23.8% Net Debt 80,250.3 83,746.1 -4.2% 78,085.1 2.8% 16,652.2 16,484.2 1.0% 14,907.4 11.7% Leverage 3.87x 3.14x 1.64x 4.15x 3.16x 1.65x R$ Million US$ Million

USD² 86.7% BRL 13.3% 7 13.47% p.a. 5.00% p.a. Debt Maturity Schedule (U$ Mn)¹ Bonds 75% Banks 16% CRA 9% PROFORMA INDEBTEDNESS SOURCE BREAKDOWN CURRENCY & COST BREAKDOWN ¹ Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil ² Includes debts in other currencies, such as Euros and Canadian Dollars 6.13% p.a. Cash and Equivalents Revolving credit facilities USD2.8 bn in the US Revolving credit facilities USD450 mn in Brazil Average Term = 9.3 yrs Average Cost = 6.13% p.a . CONSOLIDATED RESULTS 2Q23 2,811 2,217 298 377 163 2,064 1,081 755 1,786 1,890 2,930 2,983 505 2,414 2,850 450 Cash and Cash Equivalents Short Term 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034... ...2052

8 BUSINESS UNITS – IFRS US$ 2Q23 BUSINESS UNITS BUSINESS UNITS – USGAAP US$ Million 2Q23 1Q23 ∆% 2Q22 ∆% LTM 2Q23Net Revenue Seara R$ 10,310.4 10,329.6 -0.2% 10,680.1 -3.5% 43,439.9 JBS Brazil R$ 13,986.2 12,199.6 14.6% 14,108.1 -0.9% 56,697.3 JBS Beef North America R$ 28,770.2 27,356.8 5.2% 27,170.1 5.9% 113,946.2 JBS Australia R$ 7,471.4 7,244.9 3.1% 8,239.2 -9.3% 31,689.2 JBS USA Pork R$ 8,798.0 9,392.6 -6.3% 10,388.9 -15.3% 39,940.9 Pilgrim's Pride R$ 21,314.7 21,620.6 -1.4% 22,775.0 -6.4% 88,051.8 Others R$ 1,272.2 1,270.4 0.1% 1,160.2 9.6% 4,727.8 Eliminations R$ -2,540.5 -2,730.9 -7.0% -2,330.3 9.0% -10,633.1 Total R$ 89,382.6 86,683.7 3.1% 92,191.4 -3.0% 367,860.0 Adjusted EBITDA Seara R$ 419.9 147.0 185.7% 1,505.4 -72.1% 3,051.0 JBS Brazil R$ 675.7 296.6 127.8% 803.2 -15.9% 2,137.8 JBS Beef North America R$ 433.5 115.8 274.2% 3,051.1 -85.8% 4,101.8 JBS Australia R$ 710.4 -17.7 - 712.3 -0.3% 1,817.2 JBS USA Pork R$ 386.3 231.7 66.8% 679.8 -43.2% 2,627.4 Pilgrim's Pride R$ 1,858.5 1,395.8 33.1% 3,635.7 -48.9% 7,102.0 Others R$ -11.3 -3.8 196.4% -21.4 -47.3% -72.9 Eliminations R$ -3.0 -3.0 0.0% -2.7 10.2% -11.8 Total R$ 4,470.0 2,162.4 106.7% 10,363.4 -56.9% 20,752.7 Adjusted EBITDA Margin Seara % 4.1% 1.4% 2.6 p.p. 14.1% -10.0 p.p. 7.0% JBS Brazil % 4.8% 2.4% 2.4 p.p. 5.7% -0.9 p.p. 3.8% JBS Beef North America % 1.5% 0.4% 1.1 p.p. 11.2% -9.7 p.p. 3.6% JBS Australia % 9.5% -0.2% 9.8 p.p. 8.6% 0.9 p.p. 5.7% JBS USA Pork % 4.4% 2.5% 1.9 p.p. 6.5% -2.2 p.p. 6.6% Pilgrim's Pride % 8.7% 6.5% 2.3 p.p. 16.0% -7.2 p.p. 8.1% Others % -0.9% -0.3% -0.6 p.p. -1.8% 1.0 p.p. -1.5% Total % 5.0% 2.5% 2.5 p.p. 11.2% -6.2 p.p. 5.6% Million 2Q23 1Q23 ∆% 2Q22 ∆% LTM 2Q23Net Revenue JBS Beef North America US$ 5,810.6 5,266.4 10.3% 5,521.5 5.2% 22,084.7 JBS Australia US$ 1,509.0 1,394.7 8.2% 1,674.3 -9.9% 6,135.1 JBS USA Pork US$ 1,776.9 1,808.1 -1.7% 2,111.2 -15.8% 7,725.9 Pilgrim's Pride US$ 4,308.1 4,165.6 3.4% 4,631.6 -7.0% 17,070.1 Adjusted EBITDA JBS Beef North America US$ 83.4 -23.2 - 624.3 -86.6% 576.1 JBS Australia US$ 129.5 18.5 600.0% 106.0 22.2% 285.9 JBS USA Pork US$ 27.0 66.4 -59.3% 213.6 -87.4% 282.6 Pilgrim's Pride US$ 248.7 151.9 63.7% 623.3 -60.1% 924.0 Adjusted EBITDA Margin JBS Beef North America % 1.4% -0.4% 1.9 p.p. 11.3% -9.9 p.p. 2.6% JBS Australia % 8.6% 1.3% 7.3 p.p. 6.3% 2.3 p.p. 4.7% JBS USA Pork % 1.5% 3.7% -2.2 p.p. 10.1% -8.6 p.p. 3.7% Pilgrim's Pride % 5.8% 3.6% 2.1 p.p. 13.5% -7.7 p.p. 5.4%

9 SEARA In 2 Q 23 , Seara recorded net revenue of R $ 10 . 3 billion , a decrease of 3 % compared to 2 Q 22 , as a reflection of lower net revenues from exports . Adjusted EBITDA reached R $ 420 million , with a 4 . 1 % EBITDA margin , which continues to be pressured by the global oversupply of poultry . On the other hand , there is a sequential improvement , as a result of correcting operational problems faced in previous quarters . In the export market , net revenue in dollars was US $ 1 . 1 billion , which represents a decrease of 7 % compared to 2 Q 22 , given the lower average prices in dollars of 14 % y/y, but it was partially offset by the 8 % growth in volumes sold . As previously mentioned , the lower prices were a result of the poultry global oversupply , which continues to impact dollar prices . Domestic market sales totaled R $ 5 . 1 billion , in line with 2 Q 22 . The chicken oversupply pressured the capacity to increase prices in the domestic market . In line with the investing strategy in innovation , mix and quality , Seara inaugurated in March a breaded chicken plant in Rolândia, the largest in Latin America . Despite still being in the ramp - up phase , this plant is at an accelerated pace of production , and with a good sales performance . Seara also launched new products with flavors that cater to the everyday recipes of the Brazilian consumer . And finally , the launching of new items in the rotisserie chicken category . Investments in the Seara brand continue to bring positive results for the Company . In addition to consolidating itself as the most present brand in the Brazilian household in several categories , it is the brand that grew the most in terms of penetration and repurchase between 2 Q 22 and 2 Q 23 . 2Q23 BUSINESS UNITS ∆% ∆% R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR Net Revenue 10,310.4 100.0% 10,329.6 100.0% -0.2% 10,680.1 100.0% -3.5% 43,439.9 100.0% Cost of Goods Sold (8,817.6) -85.5% (9,141.7) -88.5% -3.5% (8,082.2) -75.7% 9.1% (36,005.1) -82.9% Gross Profit 1,492.8 14.5% 1,187.9 11.5% 25.7% 2,597.9 24.3% -42.5% 7,434.8 17.1% Adjusted EBITDA 419.9 4.1% 147.0 1.4% 185.7% 1,505.4 14.1% -72.1% 3,051.0 7.0% LTM 2Q232Q23 1Q23 2Q22 IFRS - R$ Million

10 JBS BRASIL In 2 Q 23 , JBS Brasil recorded net revenue of R $ 14 billion , in line with the previous year , but a 15 % growth in relation to the previous quarter . In the export market , net revenue in dollars from in natura beef increased by 10 % when compared to 2 Q 22 , as a result of the higher export volume . After the confirmation of an atypical case of BSE in Pará state , the Brazilian Ministry of Agriculture and Livestock promoted a self - embargo on beef exports to China during the 1 Q 23 . Brazil was out of the export market to China for approximately one month during that quarter . Therefore , the results of the 2 Q 23 reflect the reopening of imports from China for the full period . In addition , the favorable livestock cycle and the greater international demand for Brazilian beef also had a positive impact on sales in the annual comparison . In the domestic market , revenue in the fresh beef category grew 2 % YoY , impacted by the sales volume increase . This growth is attributed to the greater availability of animals for processing and the continued focus on improving commercial execution and expanding the mix of higher value - added products . EBITDA totaled R $ 675 . 7 million , with an EBITDA margin of 4 . 8 % in 2 Q 23 . According to data published by CEPEA - ESALQ, the price of live cattle during the quarter was approximately R $ 266 /arroba, 7 % lower in the quarterly comparison, also contributing to the improvement in profitability when compared to the previous period . 2Q23 BUSINESS UNITS Note : On March 1 , 2020 , through a corporate restructuring process, the Swift stores were transferred to the direct subsidiary Seara Alimentos . Despite the fact that the Swift stores are part of Seara Alimentos' corporate structure, for the purposes of analysis and presentation of results, management decided to allocate the Swift stores results to the JBS Brazil operating segment . ∆% ∆% R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR Net Revenue 13,986.2 100.0% 12,199.6 100.0% 14.6% 14,108.1 100.0% -0.9% 56,697.3 100.0% Cost of Goods Sold (11,852.9) -84.7% (10,604.2) -86.9% 11.8% (11,839.5) -83.9% 0.1% (48,353.7) -85.3% Gross Profit 2,133.3 15.3% 1,595.4 13.1% 33.7% 2,268.7 16.1% -6.0% 8,343.6 14.7% Adjusted EBITDA 675.7 4.8% 296.6 2.4% 127.8% 803.2 5.7% -15.9% 2,137.8 3.8% 2Q23 LTM 2Q231Q23 2Q22 IFRS - R$ Million

¹The difference in JBS Beef North America EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1 Q 19 onwards and different accounting criteria in relation to inventories : in IFRS they are measured through the average cost while in USGAAP they are marked - to - market . Volume and price calculations exclude the impact of acquisitions . 11 JBS BEEF NORTH AMERICA In IFRS and US $ , net revenue for JBS Beef North America in 2 Q 23 was R $ 28 . 8 billion , an increase of 6 % compared to 2 Q 22 , with an adjusted EBITDA of R $ 433 . 5 million , and an adjusted EBITDA margin of 1 . 5% . These results include the impact of the 0 . 6 % depreciation of the average exchange rate, which went from R $ 4 . 92 in 2 Q 22 to R $ 4 . 95 in 2 Q 23 . In USGAAP and US $ , net revenue was US $ 5 . 8 billion , an increase of 5 % compared to 2 Q 22 and the adjusted EBITDA was US $ 83 . 4 million , with a 1 . 4 % margin . During the quarter, beef margins in North America suffered a material impact compared to the previous year, as a result of changes in market conditions due to the turn of the cattle cycle in that region, reducing the availability of animals for processing and therefore a cost increase . On the other hand, the sequential improvement in profitability was a reflection of the favorable seasonality, in addition to improvements in our operations . In the quarter, according to the USDA, live cattle prices remained at high levels, increasing 26 % YoY to US $ 179 / ctw , while wholesale beef prices grew 17 % YoY . Year to date exports of beef from the US decreased 11 % compared to the same period of last year , according to the USDA, mainly due to a restricted supply and lower Asian demand . The three main US destinations remain South Korea, Japan and China . It is important to emphasize that even in a more challenging scenario for the industry , JBS continued to focus its efforts on improving commercial and operational performance, having already captured several efficiency gains in various areas . 2Q23 BUSINESS UNITS ∆% ∆% R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR Net Revenue 28,770.2 100.0% 27,356.8 100.0% 5.2% 27,170.1 100.0% 5.9% 113,946.2 100.0% Cost of Goods Sold (27,138.0) -94.3% (25,909.7) -94.7% 4.7% (22,781.6) -83.8% 19.1% (104,241.4) -91.5% Gross Profit 1,632.2 5.7% 1,447.2 5.3% 12.8% 4,388.5 16.2% -62.8% 9,704.8 8.5% Adjusted EBITDA 433.5 1.5% 115.8 0.4% 274.2% 3,051.1 11.2% -85.8% 4,101.8 3.6% IFRS - R$ Million 2Q23 1Q23 LTM 2Q232Q22 ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 5,810.6 100.0% 5,266.4 100.0% 10.3% 5,521.5 100.0% 5.2% 22,084.7 100.0% Cost of Goods Sold (5,693.8) -98.0% (5,246.9) -99.6% 8.5% (4,869.1) -88.2% 16.9% (21,326.8) -96.6% Gross Profit 116.8 2.0% 19.5 0.4% 498.7% 652.4 11.8% -82.1% 757.8 3.4% Adjusted EBITDA 83.4 1.4% (23.2) -0.4% n.m. 624.3 11.3% -86.6% 576.1 2.6% USGAAP¹ - US$ Million 2Q23 1Q23 2Q22 LTM 2Q23

¹The difference in JBS Australia EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1 Q 19 onwards and different accounting criteria in relation to biological assets : in IFRS they are marked - to - market, while in USGAAP they are measured through the average cost . Volume and price calculations exclude the impact of acquisitions . 12 JBS AUSTRALIA ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 1,509.0 100.0% 1,394.7 100.0% 8.2% 1,674.3 100.0% -9.9% 6,135.1 100.0% Cost of Goods Sold (1,363.8) -90.4% (1,357.4) -97.3% 0.5% (1,546.0) -92.3% -11.8% (5,780.7) -94.2% Gross Profit 145.2 9.6% 37.3 2.7% 289.2% 128.3 7.7% 13.1% 354.4 5.8% Adjusted EBITDA 129.5 8.6% 18.5 1.3% 600.0% 106.0 6.3% 22.2% 285.9 4.7% LTM 2Q23 USGAAP¹ - US$ Million 2Q23 1Q23 2Q22 In IFRS and US $ , net revenue for JBS Australia in 2 Q 23 was R $ 7 . 5 billion ( - 9 % YoY) and adjusted EBITDA was R $ 710 . 4 million, with an EBITDA margin of 9 . 5% . These results include the impact of the 0 . 6 % depreciation of the average exchange rate, which went from R $ 4 . 92 in 2 Q 22 to R $ 4 . 95 in 2 Q 23 . In USGAAP and US $ , net revenue was US $ 1 . 5 billion ( - 10 % YoY) in 2 Q 23 . In the quarter, adjusted EBITDA was US $ 129 . 5 million, with an EBITDA margin of 8 . 6% . Domestic market sales, which accounted for 36 % of the total revenue in the quarter, were 5 % higher than in 2 Q 22 , driven by higher growth in sales volume . In the export market, net revenue decreased by 7 % compared to 2 Q 22 , as a reflection of weaker prices in the Asian market, but which were partially offset by an increase in sales to China . Volumes from the beef business grew 8 % compared to 2 Q 22 , given the growth in export volumes . Additionally, the improvement in the EBITDA margin also reflects the lower purchase price of cattle, given the greater availability of animals due to the more favorable cycle . The aquaculture business continues to grow due to greater demand, which is reflected in price increases . The pork business net revenue grew as a result of the herd health improvement program, positively impacting volumes . Primo, the prepared foods unit, recorded a 4 % increase in net revenue as a result of price increases . 2Q23 BUSINESS UNITS ∆% ∆% R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR Net Revenue 7,471.4 100.0% 7,244.9 100.0% 3.1% 8,239.2 100.0% -9.3% 31,689.2 100.0% Cost of Goods Sold (6,372.4) -85.3% (6,848.6) -94.5% -7.0% (7,111.5) -86.3% -10.4% (28,188.0) -89.0% Gross Profit 1,099.0 14.7% 396.4 5.5% 177.3% 1,127.7 13.7% -2.5% 3,501.2 11.0% Adjusted EBITDA 710.4 9.5% (17.7) -0.2% n.m. 712.3 8.6% -0.3% 1,817.2 5.7% LTM 2Q23 IFRS - R$ Million 2Q23 1Q23 2Q22

¹The difference in JBS USA Pork EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1 Q 19 onwards and different accounting criteria . In IFRS, the inventories are measured through the average cost while in USGAAP they are marked - to - market and biological assets are marked to market, while in USGAAP they are measured through the average cost . Volume and price calculations exclude the impact of acquisitions . 13 JBS USA PORK ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 1,776.9 100.0% 1,808.1 100.0% -1.7% 2,111.2 100.0% -15.8% 7,725.9 100.0% Cost of Goods Sold (1,750.0) -98.5% (1,730.0) -95.7% 1.2% (1,911.8) -90.6% -8.5% (7,420.9) -96.1% Gross Profit 26.9 1.5% 78.1 4.3% -65.6% 199.4 9.4% -86.5% 305.0 3.9% Adjusted EBITDA 27.0 1.5% 66.4 3.7% -59.3% 213.6 10.1% -87.4% 282.6 3.7% LTM 2Q23 USGAAP¹ - US$ Million 2Q23 1Q23 2Q22 In IFRS and US $ , net revenue for JBS USA Pork in 2 Q 23 was R $ 8 . 8 billion, 15 % lower than 2 Q 22 and adjusted EBITDA was R $ 386 million, with an adjusted EBITDA margin of 4 . 4% . These results include the impact of the 0 . 6 % depreciation of the average exchange rate, which went from R $ 4 . 92 in 2 Q 22 to R $ 4 . 95 in 2 Q 23 . In USGAAP and US $ , net revenue was US $ 1 . 8 billion, a decrease of 16 % compared to 2 Q 22 , with an adjusted EBITDA of US $ 27 million and a margin of 1 . 5% . The main difference this quarter between EBITDA under USGAAP and IFRS was due to the impact of accounting for inventory at market value under USGAAP and at average cost under IFRS . In the domestic market , wholesale pork prices fell by approximately 21 % YoY in 2 Q 23 , given the oversupply situation of pork in the US Market . However , according to the USDA, pork production has already shown a slight reduction ( - 0 . 4 % YoY ), and the sector ´ s inventory levels are on a downward trend . In the comparison between June and April , the peak of the year , the reduction in inventory was approximately 14% . In the international market , USDA data accumulated for the year showed a 10 % increase in pork exports , especially to China, South Korea and Mexico . Low prices in the domestic market and lower exports from important producing regions , such as Europe , are sustaining this growth . 2Q23 BUSINESS UNITS ∆% ∆% R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR Net Revenue 8,798.0 100.0% 9,392.6 100.0% -6.3% 10,388.9 100.0% -15.3% 39,940.9 100.0% Cost of Goods Sold (7,825.2) -88.9% (8,497.3) -90.5% -7.9% (9,217.6) -88.7% -15.1% (34,742.5) -87.0% Gross Profit 972.8 11.1% 895.3 9.5% 8.7% 1,171.4 11.3% -17.0% 5,198.4 13.0% Adjusted EBITDA 386.3 4.4% 231.7 2.5% 66.8% 679.8 6.5% -43.2% 2,627.4 6.6% 2Q23 1Q23 2Q22 LTM 2Q23 IFRS - R$ Million

¹The difference in PPC’s EBITDA in IFRS and USGAAP, in addition to the FX, is attributed to the adoption of IFRS 16 from 1 Q 19 onwards and to different accounting criteria in relation to breeding flock amortization : in IFRS, amortization of the breeding flock, due to its long term nature, is considered as an expense that can be adjusted in EBITDA, while in USGAAP amortization of the breeding flock is accounted as cost of goods sold and not adjustable in EBITDA . 14 PILGRIM’S PRIDE CORPORATION ∆% ∆% US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 4,308.1 100.0% 4,165.6 100.0% 3.4% 4,631.6 100.0% -7.0% 17,070.1 100.0% Cost of Goods Sold (4,029.7) -93.5% (3,992.6) -95.8% 0.9% (3,954.9) -85.4% 1.9% (16,025.5) -93.9% Gross Profit 278.4 6.5% 173.0 4.2% 60.9% 676.8 14.6% -58.9% 1,044.6 6.1% Adjusted EBITDA 248.7 5.8% 151.9 3.6% 63.7% 623.3 13.5% -60.1% 924.0 5.4% USGAAP¹ - US$ Million 2Q23 1Q23 2Q22 LTM 2Q23 In IFRS and US $ , net revenue for PPC was R $ 21 . 3 billion in 2 Q 23 , a 6 % decrease compared to 2 Q 22 , and an adjusted EBITDA of R $ 1 . 9 billion, with an EBITDA margin of 8 . 7% . These results include the impact of the 0 . 6 % depreciation of the average exchange rate, which went from R $ 4 . 92 in 2 Q 22 to R $ 4 . 95 in 2 Q 23 . In USGAAP and US $ , PPC's net revenue in 2 Q 23 was US $ 4 . 3 billion, 7 % lower than in 2 Q 22 , and adjusted EBITDA was US $ 249 million with a margin of 5 . 8% . In the United States, despite the adverse scenario in the prices of chicken cuts used for raw material (Big Bird), the sequential improvement in margins is the result of the intense focus on operational excellence, the diversification of the portfolio and the supply of branded products with greater value - added . In addition, growth with key customers has been an important pillar for increased profitability in the main categories . The Mexican market has improved as supply and demand fundamentals have become increasingly balanced and challenges in the live chicken operation have decreased as we continue to grow our value - added programs and brands . In Europe, the positive path of margin growth was impacted by the continuous optimization of operations, cost recovery efforts, consolidation of back - office activities and growth of partnerships with key customers . 2Q23 BUSINESS UNITS ∆% ∆% R$ % NR R$ % NR QoQ R$ % NR YoY R$ % NR Net Revenue 21,314.7 100.0% 21,620.6 100.0% -1.4% 22,775.0 100.0% -6.4% 88,051.8 100.0% Cost of Goods Sold (18,846.4) -88.4% (19,620.0) -90.7% -3.9% (18,247.2) -80.1% 3.3% (78,139.2) -88.7% Gross Profit 2,468.2 11.6% 2,000.6 9.3% 23.4% 4,527.8 19.9% -45.5% 9,912.6 11.3% Adjusted EBITDA 1,858.5 8.7% 1,395.8 6.5% 33.1% 3,635.7 16.0% -48.9% 7,102.0 8.1% IFRS - R$ Million 2Q23 1Q23 2Q22 LTM 2Q23

1,505 1,780 704 147 420 14.1% 15.1% 6.4% 1.4% 4.1% 2Q22 3Q22 4Q22 1Q23 2Q23 Net Sales ( billions ) 15 BUSINESS UNITS – LOCAL GAAP AND CURRENCY JBS Brasil (R$) 10.7 11.8 11.0 10.3 10.3 2Q22 3Q22 4Q22 1Q23 2Q23 Seara (R$) 623 461 63 152 249 13.5% 10.3% 1.5% 3.6% 5.8% 2Q22 3Q22 4Q22 1Q23 2Q23 4.6 4.5 4.1 4.2 4.3 2Q22 3Q22 4Q22 1Q23 2Q23 Pilgrim's Pride (US$) JBS USA Pork (US$) 214 93 97 66 27 10.1% 4.4% 4.8% 3.7% 1.5% 2Q22 3Q22 4Q22 1Q23 2Q23 2.1 2.1 2.0 1.8 1.8 2Q22 3Q22 4Q22 1Q23 2Q23 1.7 1.7 1.6 1.4 1.5 2Q22 3Q22 4Q22 1Q23 2Q23 JBS Australia (US$) 624 403 113 - 23 83 11.3% 7.3% 2.1% - 0.4% 1.4% 2Q22 3Q22 4Q22 1Q23 2Q23 5.5 5.6 5.5 5.3 5.8 2Q22 3Q22 4Q22 1Q23 2Q23 JBS Beef North America (US$) 803 826 340 297 676 5.7% 5.1% 2.4% 2.4% 4.8% 2Q22 3Q22 4Q22 1Q23 2Q23 106 59 78 19 130 6.3% 3.6% 5.0% 1.3% 8.6% 2Q22 3Q22 4Q22 1Q23 2Q23 EBITDA ( millions ) and % EBITDA Net Sales ( billions ) EBITDA ( millions ) and % EBITDA Net Sales ( billions ) EBITDA ( millions ) and % EBITDA Net Sales ( billions ) EBITDA ( millions ) and % EBITDA Net Sales ( billions ) EBITDA ( millions ) and % EBITDA Net Sales ( billions ) EBITDA ( millions ) and % EBITDA 2Q23 BUSINESS UNITS 14.1 16.2 14.3 12.2 14.0 2Q22 3Q22 4Q22 1Q23 2Q23

Great China¹ 25.4% Africa and Middle East 13.4% USA 10.8% Japan 10.5% South Korea 7.9% E.U. 6.0% Others 26.0% US$ 4.9 billion 2Q22 Nota 1. Considering China and Hong Kong 16 Great China¹ 30.3% Africa and Middle East 10.3% Japan 8.8% South Korea 8.8% USA 8.3% E.U. 6.6 % Others 26.9% US$ 4.8 billion 2Q23 - 1.7% 2Q23 (%) Consolidated JBS Brazil Seara JBS Beef North America JBS Australia JBS USA Pork PPC Raw material (livestock) 75.9% 87.8% 69.5% 85.8% 76.0% 72.2% 53.6% Processing (including ingredients and packaging) 13.0% 5.0% 19.8% 5.7% 8.7% 13.7% 30.3% Labor Cost 11.1% 7.2% 10.8% 8.6% 15.3% 14.1% 16.1% GRAPH 1 – JBS EXPORTS IN 2Q23 AND 2Q22 TABLES AND GRAPHS TABLE 1 - CAPEX TABLE 2 – COGS BREAKDOWN ∆% ∆% R$ Million R$ % CAPEX R$ % CAPEX QoQ R$ % CAPEX YoY R$ % CAPEX Total Capex 1,950.8 100.0% 1,718.3 100.0% 13.5% 2,629.0 100.0% -25.8% 10,078.6 100.0% Expansion 948.8 48.6% 946.7 55.1% 0.2% 1,490.9 56.7% -36.4% 5,319.4 52.8% Maintenance 1,002.0 51.4% 771.5 44.9% 29.9% 1,138.2 43.3% -12.0% 4,759.2 47.2% 2Q23 1Q23 2Q22 LTM 2Q23

17 2Q23 FINANCIAL STATEMENTS Balance Sheet In million of Brazilian Reais - R$ Current Assets 06/30/23 12/31/22 Cash and cash equivalents 12,739 13,182 Margin cash 810 679 Trade accounts receivable 16,665 20,235 Inventories 26,374 28,142 Biological assets 8,392 9,711 Recoverable taxes 5,089 5,331 Derivative assets 462 443 Other current assets 1,718 1,668 TOTAL CURRENT ASSETS 72,248 79,391 Non-Current Assets 06/30/23 12/31/22 Recoverable taxes 8,525 9,166 Biological assets 2,655 2,619 Related party receivables 974 951 Deferred income taxes 3,577 3,161 Derivative assets 598 123 Other non-current assets 1,072 1,118 17,401 17,138 Investments in subsidiaries and joint ventures 300 295 Property, plant and equipment 61,064 62,171 Right of use asset 8,295 8,375 Intangible assets 9,595 10,328 Goodwill 29,440 30,412 TOTAL NON-CURRENT ASSETS 126,095 128,720 TOTAL ASSETS 198,343 208,111 Consolidated

18 2Q23 FINANCIAL STATEMENTS Balance Sheet In million of Brazilian Reais - R$ Current Liabilities 06/30/23 12/31/22 Trade accounts payable 24,530 31,010 Supply chain finance 3,729 3,071 Loans and financing 10,686 8,229 Income taxes 149 475 Accrued income taxes and other taxes 669 726 Accrued payroll and social charges 5,347 6,251 Lease liabilities 1,693 1,788 Dividends payable 2 0 Provision for contingencies 846 909 Derivative liabilities 868 560 Other current liabilities 2,145 2,142 TOTAL CURRENT LIABILITIES 50,664 55,160 Non-Current Liabilities 06/30/23 12/31/22 Loans and financing 83,113 84,126 Accrued income taxes and other taxes 543 606 Accrued payroll and social charges 2,521 2,379 Lease liabilities 7,213 7,196 Deferred income taxes 6,559 7,112 Provision for contingencies 1,440 1,321 Other non-current liabilities 542 402 TOTAL NON-CURRENT LIABILITIES 101,932 103,141 Equity 06/30/23 12/31/22 Share capital - common shares 23,576 23,576 Capital reserve (792) (808) Other reserves 33 36 Profit reserves 18,653 18,653 Accumulated other comprehensive income 4,816 4,886 Accumulated losses (3,931) - Attributable to company shareholders 42,355 46,344 Attributable to non-controlling interest 3,391 3,465 TOTAL EQUITY 45,747 49,809 TOTAL LIABILITIES AND EQUITY 198,343 208,111 Consolidated

19 2Q23 FINANCIAL STATEMENTS Statements of income for the three month period ended June 30 In million of Brazilian Reais - R$ 2023 2022 NET REVENUE 89,383 92,191 Cost of sales (79,495) (76,003) GROSS PROFIT 9,887 16,189 General and administrative expenses (2,529) (2,774) Selling expenses (5,679) (5,709) Other expenses (230) (74) Other income 75 67 OPERATING EXPENSES (8,363) (8,491) OPERATING PROFIT 1,525 7,698 Finance income 486 313 Finance expense (2,154) (2,825) (1,668) (2,512) Share of profit of equity-accounted investees, net of tax 15 21 PROFIT BEFORE TAXES (128) 5,207 Current income taxes (158) (1,630) Deferred income taxes 88 708 (70) (922) NET INCOME (198) 4,284 ATTRIBUTABLE TO: Company shareholders (264) 3,952 Non-controlling interest 65 332 (198) 4,284 Basic earnings per share - common shares (R$) n.m. 1.78 Consolidated

20 2Q23 FINANCIAL STATEMENTS Statements of cash flows for the three month period ended June 30 In million of Brazilian Reais - R$ Cash flow 2023 2022 Net Income (loss) (198) 4,284 Adjustments for: Depreciation and amortization 2,658 2,354 Allowance for doubtful accounts 9 17 Share of profit of equity-accounted investees (15) (21) (Gain) loss on assets sales 15 0 Taxes expense 70 922 Finance expense (income), net 1,668 2,512 Share-based compensation 12 12 Provisions 109 65 Impairment of Goodwill and property, plant and equipment 18 - Estimated losses for realizable value of inventories (4) 13 Fair value (market to market) of biological assets 14 228 DOJ (Department of Justice) and antitrust agreements 89 239 4,444 10,626 Changes in assets and liabilities: Trade accounts receivable 1,220 (1,733) Inventories 928 (862) Recoverable taxes 277 (995) Other current and non-current assets (348) 781 Biological assets (642) (1,408) Trade accounts payable and supply chain finance (571) 516 Tax payable in installments (40) (99) Other current and non-current liabilities 294 (181) Income taxes paid (150) (2,499) DOJ and Antitrust agreements payment (150) (17) Changes in operating assets and liabilities 817 (6,498) Cash provided by (used in) operating activities 5,261 4,128 Interest paid (1,699) (1,291) Interest received 202 172 Cash net of interest provided by (used in) operating activities 3,764 3,009 Cash flow from investing activities Purchases of property, plant and equipment (1,951) (2,629) Purchases and disposables of intangible assets (5) (15) Proceeds from sale of property, plant and equipment 10 43 Acquisitions, net of cash acquired (7) (19) Dividends received 10 - Related party transactions 1 1 Other 94 - Cash provided by (used in) investing activities (1,847) (2,619) Cash flow from financing activities Proceeds from loans and financings 15,619 16,391 Payments of loans and financings (10,426) (11,796) Payments of lease (554) (545) Derivative instruments received (Settled) (137) (448) Dividends paid (2,218) (2,218) Dividends paid to non-controlling interest (11) (6) Margin cash (98) 70 PPC share repurchase - (443) Purchase of treasury shares - (1,837) Disposal of treasury shares - 824 Cash used in financing activities 2,175 (7) Effect of exchange rate changes on cash and cash equivalents (318) 1,665 Net change in cash and cash equivalents 3,774 2,049 Cash and cash equivalents at the beggining of period 8,965 17,282 Cash and cash equivalents at the end of period 12,739 19,330 Consolidated

21 DISCLAIMER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe," "may," "will," "continue," “expects," "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values  are beyond our ability to control or predict .